April 11, 2019

Joseph Macaluso
Principal Accounting Officer
Tel-Instrument Electronics Corp.
One Branca Road
East Rutherford, NJ 07073

       Re: Tel-Instrument Electronics Corp
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed July 16, 2018
           File No. 001-31990

Dear Mr. Macaluso:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery